Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript of the full year results Q&A session held on February 13, 2014 with Samir Brikho, CEO of AMEC and Ian McHoul, CFO of AMEC:

2

AMEC PLC
Full-Year Results 2013

Q&A Session

Mick Pickup - Barclays

Morning, it’s Mick Pickup here from Barclays. A couple of questions if I may.  On the ongoing business I think your outlook seems to be its business as usual the markets are pretty robust in those which are going well and mining is what it is.  Obviously a concern for a lot of investors is that the world is changing at the moment, can you just talk to why you are not seeing any of that and why you think you are pretty robust?

And the second question on Foster Wheeler you’ve done almost feel like probably quite a large premarketing campaign on this over the recent weeks, I assume you’ve spoken to a lot of US Foster Wheeler shareholders who probably don’t know you as well as the European shareholders. Can you just tell me what you think the feedback has been from those Foster Wheeler shareholders who are going to become your shareholders pretty soon?  Thank you.

Samir Brikho - Chief Executive

Well first on the mining as you said Mick it’s quite a turbulent market out there.  And actually when AMEC could see that there are shifts in the market in terms of commodities and in some of our investments — or some of the investments [overseas] some of the places in the world we were agile enough in order to understand the game quite early and make a number of shifts. And that has made our position more resilient than I think others have done.

One of the things which we have been doing, as you remember, we have a strategic alliance with PCS, we have a lot of work with PotashCorp, we have also new work which we are doing with K+S. So — but what we have done is that we pulled down that business a little bit and moved on to some other commodities.  In the past we used to depend almost 50% on potash, today it’s maybe a quarter.

On the gold side there was also quite big numbers, and when we saw that some of our clients started to have difficulties to be able to make margins when the prices were going down below the 1,300, so we started also to make a shift from gold. And today gold represents not more than 25% maybe of the business.

But what was important also is that the local and new commodities like copper for us, like zinc, lead and others but also not being stuck with the old geographies which we had and move on to new geographies. So for us Africa for instance is representing quite a good opportunity.  We are working quite a lot in Liberia with ArcelorMittal, in Namibia with others. So there are a lot of opportunities which we have be up — built up in Africa which will able to compensate the losses which there have been in our traditional market.

And also we had a great success story in Australia which we’ll be seeing revenues now building up in 2014 and 2015.  There are only two projects being executed at the moment on a Greenfield in Australia. These are Redhill and Hillside Roy Hill and Hillside and we are doing both.

And that’s — we are doing that with Korean companies. And if you remember when about 18 months ago when I was speaking about this, we are sitting with Korean now relationships it will take us some time to build up that pipeline and now we see the results of that work which we have been doing.

And all in all if I measure all these actions which we have been taking that gives us actually not only the belief that we will be able to stabilize the numbers as they are, actually we are seeing the numbers in a couple of years going forward to be improving rather than actually softer.

Ian McHoul - CFO

Yes, if I can add to that Mick.  I think you said its business as usual and I think that’s a fair description.  I don’t think we are immune, in fact I know we are not immune from the pressures that are out there, but it’s more than we’ve got a diverse portfolio of assets and that helps us when times get tough in certain of them.

So Samir has talked a lot about mining there, you saw our mining numbers are down over 20% in the year just ended, so we are clearly not immune.  The fact that we’ve got a spread of commodities helps. We are down in the oil sands we expect the oil sands to stay soft.  There is a lot of talk about the international oil companies cutting back on CapEx. That is true and we see that.

And if you think where we are strong at the moment where the order book is building the things that give us confidence are around the North Sea, Brownfield, Middle East is going very well so not in the IOC areas.  So it’s some of the areas which are perhaps unusual A-typical pockets for us that are going to help.

Clean energy, our real boost, our best performing business at the moment and in terms of pipeline and order book and therefore prospects for next year, our clean energy particularly in the US.  So it’s not that we are immune it’s just that we are diverse business and whilst some bits are struggling some bits are coming through and that’s very, very positive for us.

Samir Brikho

On the second question which you had about we have been doing some marketing on road shows, speaking with our shareholders and the shareholders of Foster Wheeler.  Well let me comment on our shareholders, the ones which we have been talking to and we have been talking too many, I think all are supportive all has — they see the rationale of the business.

They see the opportunity here to grow the business in terms of top line and bottom line. But also it scores well as you have seen on the financial sections which we have, because we said we want to be an accretive business already in the first 12 months and it does. At the same time it’s better than the cost of money in two years.

So there is a good strategically fit, there is a good cultural fit, there is a good business fit, it compliments the business areas, it really enforces and enhances our value chain offering and at the same time I think we’ll be able to serve customers on a wider base, which I think is a great story.

Now, to the shareholders of Foster Wheeler we need to be very careful because you know how the game goes. But what we have seen actually is that after talking to some of the shareholders they got excited about the story and they start to buy AMEC shares, which means that they see a value here. They believe and trust in the combined management. And they believe that we will be able to extract value as we have been saying. And they hope that we will be able to deliver even more than what we have said.

Ian McHoul

They like the industrial merit, industrial case just the same as our shareholders do. They like the fact they’ve got a 50% carry to the new business with that industrial merit and with the cost synergies

13 February 2014

that we’ve talked about. And yes we’ve spoken to quite a lot of them, but we’ll be doing a lot more road showing [by] our shareholders and their shareholders in the coming weeks that’s inevitable.

Samir Brikho

There are a couple of questions here (inaudible) [Christyan].

From the floor

Hi, good morning. Good morning. Three questions if I may.  First the pricing pressures that we are seeing in oil and gas on engineering what — how bad do you think it can get this year? And I guess the question if you talk about softer margins in 2014 is that a precursor to much lower margins by the half year, so where is the downside risk can you quantify that?

The second one on the Foster Wheeler deal you talked about completion by Q3, Q4 is there scope to expedite that and with that make it accretive to 2014 earnings?

And the third question is on the cost savings of $75m looking at the [SJ] costs of Foster Wheeler and how much scope you can actually remove from costs like for like to AMEC is that a conservative number?

Ian McHoul

Yes, Christyan, hi morning.  There is — you talked about the pricing pressures that we are seeing in oil and gas engineering and we are talking about softer margins. When I talked the risk on net margins on the downside none of that is about oil and gas pricing.

So the guidance is we are expecting risk on the downside on the business as a whole and that is predominantly round business mix.  So it’s around the excellent growth we are anticipating in clean energy in the US, which is a lower margin activity and it’s about the strength of the growth we are expecting in the growth regions in general which has lower margins than the rest. So we are not flagging at all softening margins in oil and gas, we are flagging a business mix variance okay.

On timing, look, we’d love to be able to sit here and feel tough and hardnosed about it and say yes, yes we are going to get there in June or July. And if everything goes fantastically well we might, but that shouldn’t be your working assumption okay.

Our working assumption, it says there in H2, we was expecting H2 and we are expecting — its not July, September is probably a good assumption, it could be August it could be October but that’s the kind of feeling alright.

So it’s — there is a lot to do given it’s a company that’s incorporated in Switzerland, we’ve got an SEC registration, we’ve got UK HQ there’s a lot of complexity there which needs to be managed through so assume its Q3 as a working assumption.

$75m yes — and the clue is in the words at least $75m, so yes it’s a cautious number it’s not a foolishly cautious number, you’d expect us to put a number out there that we are confident of achieving and that is that number.

Just to pick you up on one point that is — we are not sitting here expecting that all to come out of the Foster Wheeler cost base. We will look across the group and see where we’ve got inefficiencies and we’ll look to raise the bar of how we do things across the group. And that is a cost number which will come out from across the enlarged group.

From the floor

Sorry just to follow up on the first point, you’re not seeing any competitive or competitive pricing in oil and gas at all?

Ian McHoul

No.

From the floor

Okay.  Thank you.

Samir Brikho

Alex?

Alex Brooks - Canaccord Genuity

Yes, hi its Alex Brooks, Canaccord. A couple of questions, firstly one of the benefits of this Foster Wheeler transaction you highlight is the efficient balance sheet.  And I — AMEC has run with a less efficient balance sheet for a number of years.

And I guess is this effectively a commitment that you’re going to try to [sterling report] for a number of years and I’m surprised given that some of this is to do with moving to a US shareholder base that you haven’t also said — reporting in US dollars which would obviously be much easier for a US base.  Thanks.

Ian McHoul

On the balance sheet perspective there is no commitment to move to a balance sheet with a particular [lift] around our growth in shareholder value. So the commitment is — we are not going to sit here and build up piles of cash, and your right we’ve had that in the past from disposals, times were tough we held on to it now it’s gone or going.

So we are not going to do that.  We very actively said we will proactively management — manage the capital structure of the organization.  We will look to invest for growth where the returns are commensurate with the risk. And where we’ve got surplus cash we will look to get that back to shareholders in addition to the annual dividend.  So the commitment is in that philosophy if you like not in a certain level of balance sheet leverage.

On the reporting currency we are not ruling anything in or anything out, we’ve been in sterling we’d be content to be in sterling.  Your right in what you say this is a dollar business.  The shareholder point, Foster Wheeler shareholders will end up with 20%, 25% of the company that has some validity but it’s something we — its not off the cards, we’ll have to have a look at that.

Samir Brikho

There’s a question at the back.

Henry Tarr - Goldman Sachs

Hi it’s Henry Tarr at Goldman.  Just a couple of quick questions.  Firstly I guess with Foster Wheeler are you comfortable with the EPC and equipment businesses in there?  I understand that you’ve had a cost plus business model for some time.

And just secondly an update on the joint ventures with Aibel and Samsung and any progress on that front?

Samir Brikho

Let me start with maybe the second question.  First is with Aibel we have been now making a number of bids and we have been positioning ourselves in the Norwegian North Sea, not only actually with Statoil but also there are other operators as you know.

And in all, being very candid here and all open, so we have lost our four bids but we having now more bids in the pipeline and we do hope that we will be able now to start to get some business.  Because it takes some time to build up let’s say a good rapport with your customer, a good understanding about your offering, a good understanding about the Norwegian content and the supply chain.

When it comes to the Korean company’s well you have seen is that first we had with Roy Hill it is with Samsung C&T that’s our joint venture partner. They signed the deal for the Roy Hill project it was $5.8b. We are doing now the engineering for them.

There is a lot of FEED work which needs to be still done.  And then we’ll be moving onto the supply part, which we could also play a part in. So it has been a great story and a great success.

The other Korean companies which we have been also dealing with this was Hyundai and that has been — resulted also in a contract for the Hillside. But we have a pipeline and we’ll be hoping to hear and see more of this coming out in the near future.

To the first question, well let’s [split part] between you and me, you would like to start?

Ian McHoul

If you like. Yes, so there’s a couple of aspects to it, so the EPC business is not — you shouldn’t read that necessarily as fixed price or a lump sum.  If we look at their order book in the year to September, because that’s their last published order book, so (inaudible) this nine months to September their order book is up 20%.  80% of that order book is in E&C and 20% is in the steam generation business.

And also in their entire order book 70% of that is reimbursable.  So yes they have some fixed price and they have some lump sum work. It is not in a different scale from where ours is. It’s more than we have. But we don’t regard it as a fundamental change to our business model.  So we will still very much like the reimbursable cost plus or cost plus, plus model and the profile of Foster Wheeler does not change that.  And that’s how we see it and that’s how we think about it.

On the equipment business Samir?

Samir Brikho

Well on the (inaudible) equipment of course they do this on a lump sum basis, but as I said if you go and see the numbers and if you take that numbers into the combined growth it doesn’t represent any high numbers which we do not — which we feel that we are not in control of.  So I think all in all its good.

Ian McHoul

It’s a high quality business.

Samir Brikho

Yes.

Ian McHoul

It’s got differentiated technology, it’s in a niche market, it’s got margins of 20% odd, so it’s a nichey business there is no denying that but it’s a good quality business.  We see we can add value to that business.  And we can see we can have value from that business in the territories where it does business which is a strong bias towards the growth regions.

Samir Brikho

On the CFB boiler as Ian also have been mentioning it’s a niche business, but just to give you a feeling its actually — Foster Wheeler has 50% of market share in that market, 50%.  So it’s not a big business of that it’s a niche, but because it is niche we have good margins.

Any other questions please?  There is one on the back.  You need to push the button if I see you.  He is not listening to my instructions he came late that’s why.  That’s ejector seat yes, it’s the wrong one.

Andrew Whittock - Liberum Capital

It’s all so complicated to me. It’s Andrew Whittock from Liberum.  Just a couple of small questions, Ian I wonder if you could just give us some more detail on the withholding tax where that’s been sourced.

Secondly Americas clean energy margins I wonder if you could just talk a little bit more about that?  I think you mentioned the absence of favorable contract completions or close-outs, which makes it sound like a fixed price business.

And I just wondered if you could say a bit more about the markets you’re focused on or the segments, and give us some idea about why these would be lower margins than the average in the Americas.

Ian McHoul

Okay.  I always like it when I get a question about pensions or tax.  I am not going to tell you the jurisdictions because — what has happened?  We generate cash overseas, it builds up and we try and get it back to the UK in tax efficient ways obviously to pay — service debt to pay dividends etc.

We had significant cash built up in some overseas subsidiaries.  We brought that back in what we believe is a tax efficient way i.e. we don’t believe there will be withholding tax payable on it.  However that is not assumed and that is not certain and it is capable of challenge so we have provided for that.

Now forgive me for not telling you where because I’m not wanting to flag it up to certain parties, but it’s just a provision for a potential charge on cash repatriation from overseas subsidiaries.

The contract close-out point it’s not about lump sum it’s the same contracting style that we’ve talked about before.  That even if you’ve got reimbursable contracts those will have KPIs associated with them which come at the end typically. They will be potentially warranty claims there will be things that go wrong.

So in the early part of a contract you book profit cautiously, you don’t know how it’s going to go, you certainly don’t know the KPIs, you don’t know the mood in the company with regard to warranties.  As the contract progresses you put more profit because you’re more certain that it’s going well or not, but assume it’s going well. And at the end you know it’s gone well there are no — there is no likelihood of warranty claims and you’ve got a high likelihood or certainty of receiving KPIs.

So if a big contract ends well i.e. closes out well then there is more to come. So you put profit away in the balance sheet, it’s standard contract accounting, you put profit away in the balance sheet out of caution, if it closes out well that comes at the end of the contract.

There is nothing — that’s a standard contract accounting whether it’s — well lump sum is a bit different and even more cautious, but that’s standard contract accounting for reimbursable contracts which we do all the time, we just happen to get a stronger bias a stronger phasing of that crystallizing in 2013.

Clean energy in the US it’s just the — we’ve talked about — we talk about where we like to do business in more complex areas such as the oil sands, remote mining, deep water, nuclear etc.  And we like that because it requires high skills and it requires — it gains commensurate margins.

The clean energy business is less complex than that, so typically it’s more open to competition and it’s a part of the business where, because it’s so open to competition, margins are typically lower. They are not horrible, they are decent margins they are just lower than average.  So it goes with the territory in that particular sector.

Does that answer your questions Andrew?  I can’t see your — its all too dark up there.

Samir Brikho

Let’s go to Fiona please.

Fiona Maclean - BofA Merrill Lynch

It’s Fiona Maclean from Merrill Lynch. Just going back to the timing of the Foster Wheeler transaction could you go through the various steps in terms of what you do — what you have to do to achieve the completion and the timing of the next announcements or [gets] over the next few months.

Ian McHoul

There is a chart somewhere, there is a headline chart can we put that up?  That was in Samir’s section it’s probably quite helpful to have that on the screen.  That’s the one.

So what have we got to do?  We’ve got to — antitrust filings is an easy thing to say okay, so this — the combined business operates in about 50 jurisdictions.  Now we are not required to make antitrust filings in all of those thank goodness, but there are a good number where there is a requirement to make antitrust filing. That takes time that takes energy.  We’ll get those filings made this quarter as it said.  But there is a lot to do there, it’s not a small task there.

US registration, clearly we have an issuance stock into the US we will have to come within the scope of the SEC with full compliance all the reporting requirements. That is a huge process in its own right. So that — those things there, those tasks they are for Q1 or are things that we will work very hard doing.  On top we’ll see normal, below — the paddles will be working very hard underwater to get that done.

The next real public even is to posting the shareholder documents and the dates of the shareholder meetings which you see there in the second half of the first half, the second quarter we’ll be posting off the documents.  So that is — I don’t know the precise date and I won’t commit to it, but it’s in the second quarter.  So that’s the next big public event if you like.  And as I’ve said anticipated completion a working date Q3.

Samir Brikho

Okay, please.

James Evans - Exane BNP Paribas

Hi, it’s James Evans from Exane BNP Paribas.  Just want to ask about the European and particularly the North Sea oil and gas business now. So digging through the numbers it looks like average employees was up about 1% year on year but your revenues and costs were up 12%, 13%.  So are we still seeing big cost inflation in that market? And what are you seeing now and into next year?

And just one — a more general industry question following on from that, cost inflation, project delays, production efficiency real problem in the North Sea. So are you seeing any (inaudible) needs has fundamentally changed the way you do business or the way that industry does business to really improve the performance there.

Samir Brikho

There must be a good reason why we have got contract from BP, BG, Nexen, TAQA, ConocoPhillips and among others, maybe I forgot someone.  But the reason for that I’m very candid to say well I think we have been able to demonstrate as an industry we are better to lean on when you have a complex job, better to lean on when you would like to get jobs on time and on budget.

And I am not going to speculate here and name but if you go up to Aberdeen and ask about which are the jobs which AMEC have come into the middle of a job where they kick out an engineer and they put another one, which was us, and you will be hearing about a couple of examples of that.

So I think it is a qualification of our people which has been able to be recognized by our customers, gaining the trust of our customers and by doing so we are getting more orders.  And that’s why our market share in 2013 is by far much higher than has been at any time.

James Evans

Can I ask how you — or have you got any sort of quantification of that market share out of interest?

Samir Brikho

Well quantification is that if you will be seeing what are the jobs which has been now ordered in 2013 you will be seeing that we will be almost getting half of them. So that’s a quantification.

Here, please.

Neill Morton - Investec

Thank you.  It’s Neill Morton from Investec.  I just wanted to follow up on Fiona’s question.  Once the deal is complete can you maybe outline what the key integration challenges are?

And then just secondly I’m sure during that process you’ll be availing yourself of the talent and experience of the Foster Wheeler team and yet I’ve seen no reference to what’s going to happen to their executive management. Can you perhaps outline what’s happening there.  Thank you.

Samir Brikho

When you do such an acquisition, especially when you pay about the value of $3.3b your not trying only to buy a reference list or a customer list, what you are trying to do is to see how you can extract the maximum value in many different dimensions.

One of the dimensions which you referred to which is called the management team and there is also the 13,000 employees of Foster Wheeler, we do believe that Foster Wheeler have very good people, have very good competent people otherwise they would not be able to make the margins that they are making because then something is wrong.

Now when it comes to the executive team it has been already decided and we have communicated that that the CEO and the CFO are going to be from our team, so from the AMEC team. And we are going to take a look on their management team and see [if] they are good, compare them to our people and see — take the best as any other acquisition is.

Did I answer the question.

Ian McHoul

And on the integration piece it’s a good question, there are — its easy to think of that integration as cost synergies and sure we’ve flagged cost synergies today and they are an important part of the financials we’ve already [talked] that those are cautiously stated numbers.

That’s not integration. So you’ve got two big businesses, the biggest risk with the acquisition is that of cultural mismatch or cultural misfit because if you get that wrong what you have is real risk of damage to the top line.

Now as you heard the Chairman say earlier on we’ve done a lot of time doing due diligence, some of that’s looking at contracts and [ticking and brushing] accounts, hard due diligence but an awful lot of it is getting to know the company, know its feeling, know the way it works and we see a good fit and that’s an important part of our due diligence does it feel like a combination that’s going to work.

So tick the box so far, once you’ve done the deal its then about [inculcating] values how do we come up with a fair — a shared vision valued mission, how do you make sure your all working the same way thinking the same way?  I don’t mean like robots but the way we go about our business as a shared organization, how we share common processes common procedures.

That’s integration that’s the softer and tougher bit to do and that’s the major part of the challenge which will happen gradually from day one for a period of 12, 24 months and possibly beyond that.

Samir Brikho

I’d like to say a little bit more about also on this one, because I think it’s a very important question. What we have been doing first is we have been having visits and presentations from a number of companies who are in this domain of business of integration to actually to hear from them the success stories, how you are able to improve the probability that you are hitting the biggest success.

And it’s very evident, it comes out that while a lot of people let’s say have been focusing on the hard facts they missed a little bit on, what I call, on the soft which is actually the soul of the company I call it, yes.  And that’s what we have been working quite a lot on.

So, at AMEC what we have done is already actually months ago we had already the whole management sitting on a retreat going through this — I mean let’s say item by item about what are the list of items which we need to think of, of who are going to be the team, who is going to be the team manager.  The team manager has already been appointed so we have already a person already in charge.  We have already a team is in place.

So there is a lot of work which has been done in order to define what is all the work which we need to do before we announce today, what is the work which we need to do from the announcement to the closing and then what is going to happen in the first 100 days and what’s going to happen year one and year two.

So all that you need to actually have a very rigorous process as a normal project management as we do at AMEC, that’s our job, we need to see and manage the projects through the execution in order to be able to see that we are not losing our eye on the ball and extracting the highest value.  So this is a core of this acquisition, because if you’re not doing the integration so what is this about.

So the good thing with Foster Wheeler which makes it a little bit easier this is a complimentary business.  If this was like exactly in the same business exactly in the same geography this is going to be much more difficult than what it is today.

And I’m not belittling about how important this job is going to be, but I think the AMEC team with the support of the Board, with the support of consultants I think we are on the top of this.  We have done it before, we have been doing this for a number of years, we have been exercising within AMEC for the last seven years.  So I think now we start to know how we can do this and we are ready for this.

Caroline Hickson - UBS

Just another question on the Foster Wheeler acquisition. Sorry, it’s Caroline Hickson from UBS.  Have you considered what would happen if it was not accepted by shareholders. Would you look to raise your price or would you then just cancel the deal and maybe return cash to shareholders?

Samir Brikho

Let me give you a short answer to this one.  In the last six years since I have been the CEO our revenue growth has been — and the compound annual growth has been 12% to 13%, our EPS growth has been 30%, our DPS have been 20% and our cash flows have been around the 100% cash conversion.  So I think AMEC is a fantastic company which you should invest in it big time, and if it doesn’t happen we just continue to do this, we continue what we have been doing and we will continue to grow the business than what it is.

Caroline Hickson

Okay. And in terms of the — I don’t know what to say there.  In terms of the retention of key people from Foster Wheeler are you putting anything in place to ensure that, because obviously you’ve pointed out both AMEC and Foster Wheeler are people businesses.

Samir Brikho

Of course, I mean there is no question about it.  We will be — now we have a — because you know before the announcement you can do nothing, you are not allowed to talk to the other parties.  So now when we read the announcement we are able to discuss about the qualification of the people.

So now the work has already put in place and about what are the vehicles which we need to use, what consultants which we need to have in order to be able to make a judgment on development of the people. But also first on the assessment in order to be able to understand about what is the qualification needed, what — who are the candidates, what is the gap here and what are we going to do.

Ian McHoul

And on retention there’s two points I’d say, one is the real retention tool is the business case industrial case because our team, their team see the industrial fit here and there is genuine excitement and enthusiasm in both camps for this combination because it’s a — it creates a much bigger business its transformation for both organizations and there is [every] industrial merit that’s a huge retention tool.  Now will in addition to that people at AMEC and people at Foster Wheeler get the normal compensation tools and measures, of course yes.

Caroline Hickson

Thanks.

Samir Brikho

Alex you look like you have a question.

From the floor

I’d be delighted to ask a question.

Samir Brikho

Would you like to sit here?

From the floor

I’ve got two sort of [additional] things, one is obviously you’ve had these very big awards in Middle East oil and gas and the growth region is historically one which has been a lower margin division than the others and you’ve always in the past described that in part to a lack of scale.  Should we think that there will be some addressing of that as a result of those — of that growth?

And the second question is on the US environmental infrastructure business which I had always understood that that was quite — an important part of the customer base there was US Federal customers.  And but Ian you mentioned it being a rather more focused business now and I would be interested to have an elaboration on what that means.

Samir Brikho

Okay.  Well let me start with the first one.  Our role in the Middle East, actually we are not an EPC contractor.  If it would be EPC contract we would be hammered.  You need to ask some people let say that has been working in the Middle East and tell you, you cannot make too much margin there, especially when the Koreans are coming in, the Indians and the Chinese and [make it] and they are there.  It’s a very tough business actually to make money on the contracting side.

Now our role is that we are the owners engineering, we are the owners program manager, we are the owner EPC and we are the owners project manager and in that role you are actually on a cost plus basis or you lumps — you have a lump sum on the engineering part which you are providing.  So in that business actually it is high — much higher margin than what it is on the contracting side.

But as you know in 2013 we have always said already in December 2012 is that 2013 for the growth region is a transition year, because — why?  Because there was a major action on getting a new focus into the business and we have already indicated at that time why we would be seeing that a pipeline of work is going to be built up. But the margins are not going to be much different than what it was before, because it will take us some time before we get there.  And what Ian has presented today is actually exactly what we anticipated is going to happen exactly happened.

So the order intake in the Middle East is increasing with 20%.  Did we see the oil and gas business margins are actually increasing?  Yes we do that, because now we are getting traction we are able to get value of that.

The problem with the growth region which we had actually was not on the oil and gas side to be very blunt it was, you have seen, the numbers we are having on the mining side we lost half of the revenues.  We are now building up the revenues on the mining side in 2014 and beyond, but in 2013 it was a tough journey.

Ian McHoul

Yes this — in general you’re right, we’ve talked about that before.  So growth regions is more disparate in a number of places it does business. So as revenue grows that of itself will drive margin growth because of the operational leverage so you are right in what you say.

On the E&I business now just to draw a distinction we used to have an old E&I business now one of our four markets is E&I, so — and they are different they are not the same thing. So the old E&I business we used to do oil and gas, mining, clean energy work it still does but those are reported in oil and gas and mining and clean power.

So what you have left in the market before environment and infrastructure is the classic — it’s all the environmental work we do and the infrastructure work we do outside of the other markets okay, so just from a definition of perspective.

The Federal work is still important to us. A lot of the Federal work is not reported in America it’s reported in the growth regions, so a lot of it is a lot of long-term contracts we have, umbrella contracts we have and awards we get through the US military so it comes on an off-shore basis but is reported into the growth regions.

Where in the Americas I talked about more focus what we are really talking about there is an increasement in the size of the average contract.  We used to do too many very small contracts which weren’t earning us money so we pulled back from some of those and just turning those away to rebase into bigger contracts so we have a now — and I think a more robust and sustainable business now. Okay we’ve taken a hit on the revenue because some of the smaller contracts have come off, but I think we are well positioned for growth going forward.

From the floor

That’s very kind, thank you.

Samir Brikho

But to add to that also, so in the E&I business which is the new E&I which is four sectors, so you are completely right that the government part, because the government is one of these four sectors, but the government is not only also like US Air force or marine but also if you think about what’s happened in the local municipalities and the different states.

Now think about what happened in the US, and that’s why [where] the numbers has been down.  Because of the sequestration which they have been having there were three months of no spend.  A quarter of a year in the US there was no spend in government works in municipality works because nobody was allowed to spend a penny because they were not able to pay the salaries of the employees.

So in a way in that sense you have to shut down the services for three months.  And we needed to deal with that and we dealt. But of course we were able to keep the margins up but in the volumes we got a little bit of a hit.  And when you go back to the numbers if you see the numbers at the beginning, I don’t know who was doing the numbers, if we see the E&I business across the business — is there somebody there?  Sorry we don’t show margin but we see volumes at least yes.

It’s down in America — but let’s look on Americas please because — so we have been able to compensate that, but look on Americas if it comes.

Ian McHoul

Move forward a couple of charts.

Samir Brikho

Look on the E&I business in Americas.  Okay that was the effect of the three month closedown.

[Christyan].

From the floor

Just a follow up on Foster Wheeler, so the lump sum business I understand is a little bit — its cost plus related but there is still some risk associated with that in the context of potential underperformance.  How much due diligence have you done up to this point?  Are you comfortable with the lump sum?  Do you need to do more?

Samir Brikho

Well we have done — really I don’t want to brag here but I have done — doing a lot of M&As in my life, I can assure you that we have done a very, very thorough work in trying to understand the in and outs of the business.

And we are confident with what we have and that’s why the numbers are the numbers.  So we do understand how they have been — what they have been doing, how they have been doing, who have been doing it so we’ll be able to manage it from there.

From the floor

Thank. You.

Tim Keeble - Cocolife

Hi.  [Tim Keeble] from — for Cocolife.  You mentioned with Foster Wheeler that you are — will be expanding into Latin America and this is a geography where you’ve seen project slippage on the energy side and on the mining side.  Could you just — a few comments around how you feel about that geography and how you’re planning to deal with that.

Samir Brikho

Well first in Latin America where AMEC is present is actually in a big time in not more than three countries which is Chile, Peru and Brazil.  The interesting thing is that with the Foster Wheeler acquisition they are in totally different places than we are.  Yes they are in Chile, they are a little bit in Brazil but they are actually big time in Mexico, in Columbia, in Venezuela and other places which compliment the picture which we have. And by doing so that’s what we said is that we are going to enhance our presence in Latin America.

Now, to — when it comes to the oil and gas business up actually to last year Brazil has been seen like almost the only place where you can have major activities for foreigners, let’s say, to make business.  But what is interesting now is Mexico, because of the overhaul of [Pemex], because [Pemex] is representing now a good opportunity going forward and we are excited about this and Foster Wheeler have a very good position in Mexico mainly in the mid and downstream of course and we have the relationship on the upstream so together we’ll be able to manage that.

Did projects slip in Latin America? Yes it did, more in Brazil maybe than somewhere else.  It’s very tricky jobs and they are very expensive jobs, so you are right.

From the floor

(Microphone inaccessible).

Samir Brikho

How we will deal with that? Well, we have been telling the Petrobras with all respect to what we have been doing I think if you will be contracting more with AMEC you will be seeing a different delivery that’s what we’ve been telling them.

So the biggest opportunity for Petrobras to be very blunt here, there have been a lot of talks in the past that they need to invest quite a lot on their Greenfield operation. But actually when you look at the installation of Petrobras you will be seeing that the average availability of the installation they have is by far much lower than they are for instance in the North Sea and in other places.

So suddenly the discussions with Petrobras moved from being in the Greenfield projects to actually is that to see whether we are able to make more money for the Brazilians, for Petrobras. And because the level of the investment is going to be on Brownfield much less but the returns are much higher, but the question is that you need to have somebody who knows what they are doing.

And to be very also blunt with you there are only two companies in this world who can do this very well. One of them is Wood Group and one of them is us. So I am not making advertisement now for Wood Group here, but these are the two companies who does this in the world. And that’s a good opportunity for us, for both of us.

Ian McHoul

Are there any questions from the web?  No there is none, no we haven’t (inaudible) we are informed.

Samir Brikho

Good, I think you are all exhausted by our good news.  I think it has been a very exciting time for us.  We have been on a good track in order to deliver the maximum value for our shareholders.  And we are excited about the announcement of today because we believe that we can add even more value to the shareholders.

So that’s a good excitement, the team is excited. Foster Wheeler people are excited.  That’s a good basis and a good element let’s say for a good equation and a good outcome. Thank you very much.

[End]